===========================================================================


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                ___________


                                 FORM 11-K


                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



     (Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
     For the fiscal year ended December 31, 1995

                                    OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934.
     For the transition period from _________ to _________

                      Commission file number: 1-8973

          A.   Full title of the plan and the address of the plan, if
     different from that of the issuer named below:   Kysor Industrial
     Corporation 401(k) Plan

          B.   Name of issuer of the securities held pursuant to the
     plan and the address of its principal executive office:   Kysor
     Industrial Corporation, One Madison Avenue, Cadillac, Michigan
     49601




===========================================================================



















                 KYSOR INDUSTRIAL CORPORATION 401(K) PLAN

              FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

              FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
































KYSOR INDUSTRIAL CORPORATION 401(K) PLAN
INDEX


                                                                         PAGES

Report of Independent Accountants. . . . . . . . . . . . . . . . . .         2


Financial Statements:

  Statements of Net Assets Available for Plan Benefits as of
     December 31, 1995 and 1994. . . . . . . . . . . . . . . . . . .       3-4

  Statements of Changes in Net Assets Available for Plan
     Benefits for the years ended December 31, 1995, 1994
     and 1993. . . . . . . . . . . . . . . . . . . . . . . . . . . .       5-7

  Notes to Financial Statements. . . . . . . . . . . . . . . . . . .      8-12


Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1995 . . . . . . . . . . . . . . . . . . . .        13

  Item 27d - Schedule of Reportable Transactions for the
     year ended December 31, 1995. . . . . . . . . . . . . . . . . .        14























                                      -1-
COOPERS                                 COOPERS & LYBRAND L.L.P.
&LYBRAND

                                        A PROFESSIONAL SERVICES FIRM

REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrative Committee of the
Kysor Industrial Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Kysor Industrial Corporation 401(k) Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly


                                      -2-
stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.


Detroit, Michigan
May 23, 1996







































                                      -3-

Coopers & Lybrand L.L.P. is a member of Coopers & Lybrand International, a limited liability association incorporated in Switzerland.

KYSOR INDUSTRIAL CORPORATION 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1995
                                     U.S.         MONEY         BOND AND       REAL      INTERNATIONAL      STOCK       GUARANTEED
                                    STOCK         MARKET        MORTGAGE      ESTATE         STOCK          INDEX        INTEREST
            ASSETS                 ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT        ACCOUNT       ACCOUNT
Pooled separate account            $60,851         $121,499      $35,966       $12,168       $24,184       $21,081

Uncollected contracts                                                                                                   $1,118,815

Loans to participants

Kysor Industrial Corporation
  common stock

     Total assets                  $60,851         $121,499      $35,966       $12,168       $24,184       $21,081      $1,118,815

     NET ASSETS AVAILABLE
       FOR PLAN BENEFITS

Net assets available for
  plan benefits                    $60,851         $121,499      $35,966       $12,168       $24,184       $21,081      $1,118,815

                 SMALL          BOND         STOCK                      CORPORATE
  VALUE         COMPANY       EMPHASIS      EMPHASIS        LOAN         COMMON
  STOCK          STOCK        BALANCED      BALANCED    PARTICIPATION     STOCK
 ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT         FUND          FUND           TOTAL
 $8,836          $17,158       $3,126        $1,474                                   $  306,343

                                                                                       1,118,815

                                                           $115,816                      115,816


                                                                         $144,054        144,054

 $8,836          $17,158       $3,126        $1,474        $115,816      $144,054     $1,685,028





 $8,836          $17,158       $3,126        $1,474        $115,816      $144,054     $1,685,028

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
                                      -4-

KYSOR INDUSTRIAL CORPORATION 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1994
                                     U.S.         MONEY         BOND AND       REAL      INTERNATIONAL      STOCK       GUARANTEED
                                    STOCK         MARKET        MORTGAGE      ESTATE         STOCK          INDEX        INTEREST
            ASSETS                 ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT        ACCOUNT       ACCOUNT
Pooled separate account           $32,094         $89,810       $21,339       $8,553        $13,825       $10,659

Uncollected contracts                                                                                                   $946,250

Loans to participants

Kysor Industrial Corporation
  common stock

     Total assets                 $32,094         $89,810       $21,339       $8,553        $13,825       $10,659       $946,250

     NET ASSETS AVAILABLE
       FOR PLAN BENEFITS

Net assets available for
  plan benefits                   $32,094         $89,810       $21,339       $8,553        $13,825       $10,659       $946,250

                 SMALL          BOND         STOCK                      CORPORATE
  VALUE         COMPANY       EMPHASIS      EMPHASIS        LOAN         COMMON
  STOCK          STOCK        BALANCED      BALANCED    PARTICIPATION     STOCK
 ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT         FUND          FUND           TOTAL
 $4,577         $5,578         $1,780        $186                                     $  188,401

                                                                                         946,250

                                                           $97,080                        97,080


                                                                        $102,016         102,016

 $4,577         $5,578         $1,780        $186          $97,080      $102,016      $1,333,747





 $4,577         $5,578         $1,780        $186          $97,080      $102,016      $1,333,747

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
                                      -5-

KYSOR INDUSTRIAL CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995
                                     U.S.         MONEY         BOND AND       REAL      INTERNATIONAL      STOCK       GUARANTEED
                                    STOCK         MARKET        MORTGAGE      ESTATE         STOCK          INDEX        INTEREST
                                   ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT        ACCOUNT       ACCOUNT
Employee contributions             $13,433        $ 24,716      $10,170       $ 2,019       $ 4,827       $ 5,545      $  222,333
Interest                                                                                                                   64,926
Dividends
Net appreciation in fair
  value of investments              12,538           5,768        4,850           787         2,781

     Total additions                25,971          30,484       15,020         2,806         7,608        10,187         287,259

Benefit payments                       497           2,887          668                         241                        74,735
Other expenses                                                                                                                494

     Total deductions                  497           2,887          668           -             241          -             75,229

     Net increase in plan
       assets                       25,474          27,597       14,352         2,806         7,367        10,187         212,030

Net assets available for
  plan benefits, beginning
  of year                           32,094          89,810       21,339         8,553        13,825        10,659         946,250

Transfers (to) from other
  accounts and/or Kysor
  Industrial Corporation
  Savings Plan                       3,283           4,092          275           809         2,992           235         (39,465)

     Net assets available
       plan benefits, end
       of year                     $60,851        $121,499      $35,966       $12,168       $24,184       $21,081      $1,118,815













                                      -6-

                 SMALL          BOND         STOCK                      CORPORATE
  VALUE         COMPANY       EMPHASIS      EMPHASIS        LOAN         COMMON
  STOCK          STOCK        BALANCED      BALANCED    PARTICIPATION     STOCK
 ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT         FUND          FUND           TOTAL
 $1,360         $ 3,776       $  779        $1,017                     $ 19,124      $  309,099
                                                          $  7,017                       71,943
                                                                          2,930           2,930

  2,288           2,104          409           113                       13,153          49,433

  3,648           5,880        1,188         1,130           7,017       35,207         433,405

                     71                                                   2,531          81,630
                                                                                            494

   -                 71          -             -              -           2,531          82,124


  3,648           5,809        1,188         1,130           7,017       32,676         351,281



  4,577           5,578        1,780           186          97,080      102,016       1,333,747




    611           5,771          158           158          11,719        9,362           -



 $8,836         $17,158       $3,126        $1,474        $115,816     $144,054      $1,685,028

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.














                                      -7-

KYSOR INDUSTRIAL CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1994
                                     U.S.         MONEY         BOND AND       REAL      INTERNATIONAL      STOCK       GUARANTEED
                                    STOCK         MARKET        MORTGAGE      ESTATE         STOCK          INDEX        INTEREST
                                   ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT       ACCOUNT        ACCOUNT       ACCOUNT
Employee contributions             $ 9,760        $23,331       $10,020       $1,393        $ 7,040       $ 3,767        $174,691
Interest                                                                                                                   50,894
Dividends
Net appreciation in fair
  value of investments                  24          3,142                        393                           80

     Total additions                 9,784         26,473        10,020        1,786          7,040         3,847         225,585

Net depreciation in fair value
  of investments                                                    597                         422
Benefit payments                     1,187          5,083           511          334                          140          87,778
Other expenses                                                                                                              2,083

     Total deductions                1,187          5,083         1,108          334            422           140          89,861

     Net increase in plan
       assets                        8,597         21,390         8,912        1,452          6,618         3,707         135,724

Net assets available for
  plan benefits, beginning
  of year                           22,551         77,856        21,538        7,028          2,765         7,632         841,733

Transfers (to) from other
  accounts and/or Kysor
  Industrial Corporation
  Savings Plan                         946         (9,436)       (9,111)          73          4,442          (680)        (31,207)

     Net assets available
       plan benefits, end
       of year                     $32,094        $89,810       $21,339       $8,553        $13,825       $10,659        $946,250











                                      -8-

                 SMALL          BOND         STOCK                      CORPORATE
  VALUE         COMPANY       EMPHASIS      EMPHASIS        LOAN         COMMON
  STOCK          STOCK        BALANCED      BALANCED    PARTICIPATION     STOCK
 ACCOUNT        ACCOUNT       ACCOUNT       ACCOUNT         FUND          FUND           TOTAL
 $  929          $2,660       $  517          $186         $ 5,057      $ 14,697     $  248,991
                                                                                         55,951
                                                                           2,099          2,099

                    158                                                   20,163         23,960

    929           2,818          517           186           5,057        36,959        331,001


      5                           25                                                      1,049
                                                                           1,612         96,645
                                                                                          2,083

      5             -             25           -              -            1,612         99,777


    924           2,818          492           186           5,057        35,347        231,224



                                                            69,777        72,782      1,123,662




  3,653           2,760        1,288                        22,246        (6,113)       (21,139)



 $4,577          $5,578       $1,780          $186         $97,080      $102,016     $1,333,747

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.












                                      -9-

KYSOR INDUSTRIAL CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993

                                      U.S.             MONEY            BOND AND           REAL          INTERNATIONAL
                                     STOCK            MARKET            MORTGAGE          ESTATE            STOCK
                                    ACCOUNT           ACCOUNT           ACCOUNT           ACCOUNT          ACCOUNT
Employee contributions             $ 9,319            $23,978           $ 7,708           $1,595            $1,254
Interest
Dividends                                2                 15                18               16
Net appreciation in fair
  value of investments               1,643              2,343             1,717              260               636

     Total additions                10,694             26,336             9,443            1,871             1,890

Net depreciation in fair
  value of investments
Benefit payments                     2,330             24,507             1,075              329
Other expenses

     Total deductions                2,330             24,507             1,075              329               -

Net increase in plan assets          8,634              1,829             8,368            1,542             1,890

Net assets available
  for plan benefits,
  beginning of year                 10,536             77,590            13,869            5,298               874

Transfers (to) from
  other accounts                     3,381             (1,563)             (699)             188                 1

     Net assets avail-
       able for plan
       benefits, end
       of year                     $22,551            $77,856           $21,538           $7,028            $2,765












                                      -10-

                                                          CORPORATE
  STOCK            GUARANTEED            LOAN              COMMON
  INDEX             INTEREST        PARTICIPATION          STOCK
 ACCOUNT            ACCOUNT              FUND               FUND                TOTAL
 $2,420             $171,223                               $12,447           $  229,944
                      52,249            $3,474                                   55,723
                         124                                 1,428                1,603

    545                    2                                                      7,146

  2,965              223,598             3,474              13,875              294,416


                                                             3,036                3,036
                      56,265                                 4,024               88,530
                          31                                                         31

   -                  56,296               -                 7,060               91,597


  2,965              167,302             3,474               6,815              202,819



  3,838              689,363            47,728              71,747              920,843


    829              (14,932)           18,575              (5,780)                -




 $7,632             $841,733           $69,777             $72,782           $1,123,662

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.













                                      -11-
KYSOR INDUSTRIAL CORPORATION 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION:

     a. GENERAL: The following brief description of the Kysor Industrial Corporation 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is a 401(k) profit-sharing plan which was established effective January 1, 1991. Eligible for participation are all employees of Kysor Industrial Corporation (the "Employer") who have completed one year of eligibility service. Employee participation in the Plan is voluntary. The Plan's investments are managed by the Plan's custodians and disbursed to specific investments in proportions selected by each participant.

          The custodians of the Plan are Bankers Trust and Principal Mutual Life Insurance Company. Plan assets are held and invested by the custodians.

     b. ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     c. CONTRIBUTIONS: Employee contributions represent a percentage of the eligible participant's earnings as defined in the Plan agreement.

          Employee contributions to the Plan occur through salary deferrals authorized by the participant. Amounts so contributed to the Plan are not subject to federal income tax until the participant withdraws the money from the Plan. Any withdrawal that occurs prior to an employee reaching age 59-1/2 will, under current rules, result in a 10 percent penalty tax being assessed over and above the regular tax.

     d. PLAN BENEFITS: A participant's account is fully vested at all times. Upon reaching age 59-1/2, the participant is eligible to receive his/her fully vested benefits in one lump sum or in installment payments. The mandatory benefit commencement date is the last day of the participant's taxable year in which the age of 70-1/2 has been attained.


                                      -12-
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   PLAN DESCRIPTION, CONTINUED:

     e. DEATH BENEFITS: The Plan provides for preretirement and postretirement death benefits. Upon death, the amount credited to the participant's account shall be paid to the previously designated beneficiary.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The following is a summary of significant accounting policies followed in the preparation of these financial statements.

     a. INVESTMENT VALUATION: Investments include an interest in pooled separate accounts maintained by the investment manager of the Plan. The pooled separate accounts represent a pooled fund for all of Kysor Industrial Corporation's savings plans and other unrelated plans.

          The fair value of the pooled investments represents the Plan's pro rata interest in the aggregate fair value of the pooled separate account.

          Investments also include assets held and invested by the limited trustee of the Plan under a limited trust agreement.

          Investments in common stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments in common stocks traded on a national securities exchange for which no sale was reported on that date and investments in common stocks traded in an over-the-counter market are valued at the last reported bid prices.

          Investments in bonds are valued at the last reported sales price on the last business day of the year; investments in bonds for which no sale was reported on that date are valued at the most recently published transaction price. If there have been no recent transactions, quotations are obtained from security dealers. Loans to participants are considered assets of the Plan and valued at fair value.

          Investments in the Guaranteed Interest Account are valued fair value. The fair value of the account is based on discounted cash flows to expected maturity. At December 31, 1995, the fair value of the account approximated the contract value.


                                      -13-
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

    b.   NET APPRECIATION OR DEPRECIATION IN FAIR VALUE OF INVESTMENTS:
          The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     c. OTHER: Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sales of securities is based on average cost.

     Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.


3.   INVESTMENTS:

     Each participant has the option of investing all or a portion of his/her account in any of thirteen investment vehicles (i.e. funds or accounts). For the 1995 and 1994 plan years, these investment options included pooled separate accounts, which were managed by the investment manager, and common stock of Kysor Industrial Corporation, as follows:

     a. U. S. STOCK ACCOUNT: The common stock account is a pooled investment account that invests in U. S. securities, primarily common stocks.

     b. MONEY MARKET ACCOUNT: The money market account is a pooled investment account which invests in money market instruments.

     c. BOND AND MORTGAGE ACCOUNT: The bond and mortgage account (Primary Separate Account) is a pooled investment account invested in intermediate-term fixed income loans.

     d. REAL ESTATE ACCOUNT: The real estate separate account is a pooled investment account invested in owned commercial property.

     e. INTERNATIONAL STOCK ACCOUNT: The international stock separate account is a pooled investment account invested primarily in common stocks of corporations located outside the United States. The account may also occasionally invest in preferred stocks or convertible bonds of these corporations. At the account manager's discretion, account assets may also be invested in



                                      -14-
NOTES TO FINANCIAL STATEMENTS, CONTINUED


3.   INVESTMENTS, CONTINUED:

          U. S. or non-U. S. securities other than stocks or retained in cash. Principal Mutual Life Insurance Company owns and manages the account's assets.

     f. STOCK INDEX ACCOUNT: The stock index account is a pooled investment account primarily invested in the common stock of those firms included in the Standard & Poor's 500 Stock Index.

     g. GUARANTEED INTEREST ACCOUNT: The guaranteed interest account is invested through the Principal Financial Group Pooled General Account. General account investments emphasize privately-placed loans such as bonds and commercial mortgages.

     h. VALUE STOCK ACCOUNT: The value stock separate account is a pooled investment account invested primarily in income-producing common stocks that are undervalued in the marketplace according to traditional measures of value.

     i. SMALL COMPANY STOCK ACCOUNT: The small company stock separate account is a pooled investment account invested primarily in common stocks of smaller companies whose earnings are expected to grow at above average rates.

     j. BOND EMPHASIS BALANCED ACCOUNT: The bond emphasis balanced separate account is a pooled investment account invested in other separate accounts of Principal Mutual Life Insurance Company, weighted toward fixed income accounts.

     k. STOCK EMPHASIS BALANCED ACCOUNT: The stock emphasis balanced separate account is a pooled investment account invested in other separate accounts of Principal Mutual Life Insurance Company, weighted toward equity accounts.

     l. LOAN PARTICIPATION FUND: The Plan allows participants to borrow from their benefit accounts by securing a promissory note with the trustee. Principal and interest repayment terms shall not exceed a five-year period. Loan transactions are treated as transfers to (from) the investment accounts (to) from the Loan Participation Fund.

     m. CORPORATE COMMON STOCK FUND: This investment option allows participants to purchase Kysor Industrial Corporation common stock.



                                      -15-
NOTES TO FINANCIAL STATEMENTS, CONTINUED


4.   TAX STATUS:

     The Plan obtained its latest determination letter on February 25, 1993, in which the Internal Revenue Service advised that the Plan, as designed to conform with ERISA, constituted a qualified plan under
     Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   PRIORITIES ON PLAN TERMINATION:

     While the Employer has not expressed any intent to discontinue the Plan, it has the right at any time to declare the Plan terminated solely as to it or as to any of the Employer's divisions, facilities or operational units. In the event the Employer discontinues the Plan, the net assets of the Plan will be allocated among the participants and beneficiaries of the Plan in accordance with the terms set forth in the Plan agreement.

6.   ADMINISTRATIVE EXPENSE:

     Administrative expenses of the Plan are paid by Kysor Industrial
     Corporation.






















                                      -16-

KYSOR INDUSTRIAL CORPORATION 401(k) PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1995

                                                                 (C)
                       (B)                            DESCRIPTION OF INVESTMENT,
               IDENTITY OF ISSUER,                     INCLUDING MATURITY DATE,                                         (E)
                BORROWER, LESSOR                     RATE OF INTEREST, COLLATERAL,                   (D)              CURRENT
 (A)            OR SIMILAR PARTY                        PAR OR MATURITY VALUE                        COST              VALUE
                                                    Pooled separate account:
      Principal Mutual Life Insurance Company          U.S. Common Stock account                 $   46,221         $   60,851
      Principal Mutual Life Insurance Company          Money market account                         109,750            121,499
      Principal Mutual Life Insurance Company          Bond and mortgage account                     30,531             35,966
      Principal Mutual Life Insurance Company          Real estate account                           10,780             12,168
      Principal Mutual Life Insurance Company          International stock account                   21,208             24,184
      Principal Mutual Life Insurance Company          Stock index account                           15,557             21,081
      Principal Mutual Life Insurance Company          Value stock account                            6,553              8,836
      Principal Mutual Life Insurance Company          Small company stock account                   14,908             17,158
      Principal Mutual Life Insurance Company          Bond emphasis balanced account                 2,742              3,126
      Principal Mutual Life Insurance Company          Stock emphasis balanced account                1,361              1,474

      Principal Mutual Life Insurance Company          Guaranteed interest account with
                                                          contract maturity dates ranging
                                                          from one to six years and
                                                          guaranteed interest rates
                                                          ranging from 4.5 to 8.5
                                                          percent                                 1,118,888          1,118,815

<F*>  Loans to participate                             Maturity date ranges from one to
                                                          five years from the inception
                                                          of the loan, interest for all
                                                          loans is prime plus two percent
                                                          (the prime rate through the
                                                           year ended December 31, 1995
                                                           was 8.5 percent)                                            115,816

<F*>  Kysor Industrial Corporation                     Common stock                                  82,667            144,054

                                                                                                 $1,461,166         $1,685,028

<F*>IDENTIFIES A TRANSACTION WITH A PARTY-IN-INTEREST





                                      -17-

KYSOR INDUSTRIAL CORPORATION 401(k) PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                                                                         (F)
                                                                                                                       EXPENSE
         (A)                                                                     (C)            (D)         (E)        INCURRED
     IDENTITY OF                               (B)                             PURCHASE       SELLING      LEASE         WITH
   PARTY INVOLVED                      DESCRIPTION OF ASSET                     PRICE          PRICE       RENTAL     TRANSACTION*
REPORTING CRITERION I:          Any single transaction within the
                                plan year that involves more than
                                five percent of the current value
                                of plan assets.

  Principal Mutual Life
    Insurance Company:
   Pooled separate account      Guaranteed Interest Account:
                                   Purchases                                   $ 95,388
                                   Sales                                                      $ 99,674

REPORTING CRITERION II:         Any series of transactions within the
                                plan year with respect to securities
                                of the same issue that, when
                                aggregated, involves more than five
                                percent of the current value of plan
                                assets.

                                None.

REPORTING CRITERION III:        Any series of transactions within the
                                plan year with respect to securities
                                of the same issue that, when aggregated,
                                involves more than five percent of the
                                current value of plan assets.

  Principal Mutual Life
    Insurance Company:
   Pooled separate account      Guaranteed Interest Account:
                                   158 Purchases                                353,261
                                    60 Sales                                                   245,009









                                      -18-
REPORTING CRITERION IV:         Any transaction within the plan year
                                with respect to securities with or in
                                conjunction with a person if any
                                prior or subsequent single transaction
                                within the plan year with such person
                                with respect to securities exceeds five
                                percent of the current value of plan
                                assets.

                                None.








































                                      -19-

                                (H)
                           CURRENT VALUE
        (G)                 OF ASSET ON          (I)
        COST                TRANSACTION       NET GAIN
      OF ASSET                  DATE          OR (LOSS)











                          $ 95,388
      $ 99,674



















                           353,261
       245,009








                                      -20-
Exhibits:


  23      Consent of Coopers & Lybrand L.L.P. dated June 21, 1996.



                                SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: June 28, 1996               KYSOR INDUSTRIAL CORPORATION
                                   401(k) PLAN


                                   By: /S/ KENT J. ROSENAU
                                       Kent J. Rosenau
                                       Member, Kysor 401(k) Plan for
                                       Bargaining Employees Administrative
                                       Committee



























                                      -21-
                               EXHIBIT INDEX



EXHIBIT             DOCUMENT

  23                Consent of Coopers & Lybrand L.L.P. dated June 21, 1996